UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), including  Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and Exhibit 99.6, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Press Releases and Announcements

On May 16, 2025, the Company issued a press release announcing the outcome of an offering directed solely the general public in Sweden of Swedish Depository Receipts in connection with its listing on Nasdaq Stockholm. A copy of this press release is furnished herewith as Exhibit 99.1. The prospectus for this offering with an invitation to acquire Swedish Depository Receipts in Alvotech, directly solely to the general public in Sweden, is furnished here as Exhibit 99.2.

On May 16, 2025, the Company also announced that according to a form filed with the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) regarding transactions of managers and closely associated persons, Richard Davis, Deputy Chairman of the Board of Directors of Alvotech, had reported the acquisition of 19,988 shares in Alvotech at USD 10.18 per share. A copy of the form is furnished herewith as Exhibit 99.3.

On May 19, 2025, the Company issued a press release announcing the first day of trading of its Swedish Depository Receipts. On the same day, the Company issued a press release announcing that Alvotech has appointed DNB Carnegie as liquidity provider for Swedish Depository Receipts listed on the Nasdaq Stockholm market. Copies  of the Press Releases are furnished herewith as Exhibit 99.4 and Exhibit 99.5, respectively.

On May 23, 2025, the Company announced that according to a form filed with the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) regarding transactions of managers and closely associated persons, Alvogen Lux Holdings S.ár.l., the second largest shareholder in Alvotech, had reported the acquisition of 95,000 shares in Alvotech at ISK 1,260 per share. A copy of the form is furnished herewith as Exhibit 99.6.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated May 16, 2025
99.2	Sweden Offering Prospectus
99.3	Managers Transaction CSSF Form for Richard Davies
99.4	Press Release dated May 19, 2025
99.5	Press Release dated May 19, 2025
99.6	Managers Transaction CSSF Form for Alvogen Lux Holdings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: May 27, 2025	/s/ Tanya Zharov
Tanya Zharov
General Counsel